Mail Stop 4561

August 31, 2006

J. Chris Brewster
Chief Financial Officer and Treasurer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas   77082

Re: Cardtronics, Inc.
      Registration Statement on Form S-4/A
      Filed August 25, 2006
      File No. 333-131199

Dear Mr. Brewster:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Financial Statements and Notes
Note 1 - Business and Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-47

1. We read your response to our prior comment 7. We understand
that
under your merchant-owned arrangements, the fees paid to the
merchant
typically represent 100% of the surcharge fees generated by the
ATM.

In this regard, it seems that you are solely providing the processing
of the transaction in which you earn interchange fees. As such, we
do not understand your basis for recognizing the surcharge fee as
revenue when the merchant-owner of the ATM is entitled to 100% of
this fee. Please provide a discussion of the following:

(a) Whether you or the merchant-owner are primary responsible to
provide the desired service to the customer (or third-party customers
who utilize the ATM) and whether this is consistent with the
customer`s understanding when they utilize the ATM;

(b) Whether you or the merchant ATM owner has latitude in
establishing the price of the surcharge that will be charged to
customers utilizing the ATM;

(c) We note from your response to our prior comment 7 that typically
neither you nor the merchant have discretion in terms of supplier
selection of EFT network providers. Please tell us how you
considered the discretion of the merchant owner in selecting the
transaction processor for purposes of evaluating the criteria in
paragraph 11 of EITF 99-19.

* * * *

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses
to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the

Securities
Exchange Act of 1934 as they relate to the proposed public offering
of the securities specified in the above registration statement. We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Josh Forgione at 202-551-3431 or Steven Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3852 with any other questions.

        Sincerely,

        Michael McTiernan
        Special Counsel

cc: David P. Oelman, Esq. (via facsimile)
       Vinson & Elkins L.L.P.
J. Chris Brewster
Cardtronics, Inc.
August 31, 2006
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